UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☒ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Emmer & Co LLC

Legal status of issuer

       Form
       Limited Liability Company

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       November 3, 2014

Physical address of issuer
1806 Mason Road, Fairfield, CA 94534

Website of issuer
https://www.emmerandco.com

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$777,925	$93,870
Cash & Cash Equivalents	$431,693	$38,185
Accounts Receivable	$4,866	$46,971
Short-term Debt	$42,346	$286,044
Long-term Debt	$1,067,959	$27,553
Revenues/Sales	$163,413	$355,011
Cost of Goods Sold	$90,337	$577,793
Taxes Paid	$0	$0
Net Income	$ (112,653)	$ (490,334)

ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 30, 2019

Emmer & Co LLC



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Emmer & Co LLC is a Delaware Limited Liability Company, formed on November 3, 2014.

The Company is located at 1806 Mason Road, Fairfield, CA 94534

The Company's website is https://www.emmerandco.com.

The Company, having sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2018. We have filed this report as of April 30, 2019, and the report may be found on the company's website at www.emmerandco.com/investors

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Emmer & Co. faces competition from other companies in the meat production market. Existing companies that engage in the protein production and distribution business or are within the meat production space could introduce new or enhance existing products. If Emmer & Co. is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact Emmer & Co.'s growth.

Chicken is commoditized and offers low differentiation to market players. Emmer & Co. may unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the

Company to establish itself as a well known brand in the competitive meat production space, and the product may be in a market where customers will not have brand loyalty. If competitors develop equal products, Emmer & Co. may be forced to compete on a pricing basis, which could negatively affect its revenue.

Emmer & Co. may be unable to protect its intellectual property adequately. The company currently has no patents on its products. To the extent they do seek patent protection, any U.S. or other patents issued may not be sufficiently broad to protect its proprietary technologies. In addition, patents, even if granted, may be held invalid or unenforceable if challenged. Any intellectual enforcement efforts Emmer & Co. seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

Emmer & Co.'s results of operations may be adversely affected by fluctuations in market prices for livestock and animal feed ingredients. Emmer & Co.'s operating margins depend on, among other factors, the purchase price of raw materials, primarily livestock and animal feed ingredients, and the sales price of its products. These prices may vary significantly, including during short periods of time, due to a number of factors, including poultry supply and demand and the market of other protein products. The supply and market for poultry depend on a number of factors that the Company has little or no control over, including outbreaks of diseases affecting livestock, the cost of animal feeding, economic and weather conditions. Poultry prices demonstrate a cyclical nature both seasonally and over longer periods, reflecting the supply of and demand for poultry on the market and the market for other protein products such as fish. These costs are determined by constantly changing market forces of supply and demand, as well as other factors over which the Company has little or no control. These other factors include: import and export restrictions; changing livestock and grain inventory levels; economic conditions; crop and livestock diseases; and environmental and conservation regulations.

Outbreaks of avian diseases may affect the Company's ability to conduct its business and harm demand for its products. Outbreaks of diseases affecting poultry, such as Avian Pox, Avian Influenza, and Avian Encephalomyelitis, which may be caused by factors beyond the Company's control, or concerns that these diseases may occur and spread in the future, could lead to cancellation of orders by customers or governmental restrictions on the import and export of products to or from suppliers, facilities or customers. Moreover, if an outbreak were to occur, the Company may be required to, among other things, destroy any affected livestock and create negative publicity that may have a material adverse effect on customer demand. In addition, if the products of a competitor becomes contaminated, the adverse publicity associated with such an event may lower consumer demand for the Company's products.

Any perceived or real health risks related to the food industry could adversely affect the Company's ability to sell its products. If its products become contaminated, it may be subject to product liability claims and product recalls. Emmer & Co is subject to risks affecting the food industry generally, including risks posed by the following: food spoilage or food contamination; consumer product liability claims; product tampering; and the potential cost and disruption of a product recall. Organisms that may produce food borne illnesses, such as E. coli, listeria monocytogenes and salmonella are generally found in the environment and, as a result, there is a risk that they could be present in the Company's products. These pathogens can also be introduced to products through tampering or as a result of improper handling at the further processing, foodservice, or consumer level. Once contaminated products have been shipped for distribution, illness or death may result if the products are not properly prepared prior to consumption or if the pathogens are not eliminated in further processing. The Company's systems designed to monitor food safety risks may not eliminate the risks related to food safety. As a result, the Company may voluntarily recall, or be required to recall, products if they are or may be contaminated, spoiled, or inappropriately labeled.

The Company has a limited operating history under its current business model, which makes it difficult to evaluate the business and prospects. The Company's business model has not been fully proven, and it has a limited operating history with its existing business model to evaluate the business and future prospects, which introduces a number of uncertainties, including the Company's ability to plan for and model future growth. In addition, historically, the Company has experienced negative gross margins. Emmer & Co. has encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including achieving market acceptance, attracting and retaining customers, growing partnerships and distribution, increasing competition, and increasing expenses as it continues to grow the business. The Company cannot assure that it will be successful in addressing these and other challenges and if they do not manage these risks successfully, the business may be adversely affected. In addition, the Company may not achieve sufficient revenue to achieve or maintain positive cash flow from operations or profitability in any given period.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company is not subject to Sarbanes-Oxley regulations and lacks the financial controls and safeguards required of public companies. The Company does not have the internal infrastructure necessary, and is not required, to complete an attestation about financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of its financial controls. The Company expects to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 93% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Emmer & Co.® is a 100% pasture-raised chicken company on a mission to build a healthier and more sustainable model for how poultry in America is produced. The company produces pasture raised chickens and sells them to distributors who sell them to end customers which include restaurants, food service operators, retailers, and consumers.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Jesse Solomon	Founder, CEO, and Managing Member	- General oversight and management of Emmer & Co. - Strategic planning, operations, sales, and marketing

Indemnification
Indemnification is authorized by the Company to managers, officers, or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 1employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Percentage ownership of the Company by the holders of such securities
Common Units	1,428	As described in Article II, Section 2.1 of the LLC Agreement	100%
Crowd Notes	$1,079,595.73	N/A	0%

Ownership

A majority of the Company is owned by one person. That person is Jesse Solomon.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Jesse Solomon	1,328 Common Units	93%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B. The financial statements were not reviewed by a CPA and were not audited.

Liquidity and Capital Resources

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2018, and 2017, the Company had $431,693 and $38,185 in cash.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

You should carefully consider the valuation of your securities as an investor in the Company and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its units (or grants options over its units) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your units (or the notes convertible into units) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Crowd Note	May 5, 2018	Regulation D 506(c) and Regulation CF	Convertible Note (Crowd Note)	$1,079,595.73	Working capital, general expenses, infrastructure

*Reflects a total raise amount of $1,057,222, plus an additional $22,373.73 issued to SI Securities, LLC, which SI Securities, LLC received as compensation for acting as placement agent and intermediary in the round.

Classes of Securities of the Company

Common Units

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred units.

Rights and Preferences
None

What it means to be a minority holder
As an investor in Crowd Notes of the company, you did not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Upon conversion into shares of Preferred Stock of the company, investors in the Crowd Notes hold minority equity interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional units. In other words, when the Company

issues more units (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a securities offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising unit options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into membership units.

If a company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more units in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for units that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in units to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into units. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more units than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a unit price ceiling. Either way, the holders of the convertible notes get more units for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more units for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it's important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Crowd Notes. The Crowd Notes do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During the year ended 2017, the Company had a loan from Jesse Solomon that had a 15% interest rate and a maturity date of one year. This loan was strictly to provide operating funds to the Company. As of December 31, 2017, the Company had $50,411 in the loan from shareholders, which includes any accrued interest. This loan was subsequently paid back in July of 2018 and had a zero balance outstanding as of December 31, 2018.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

Ongoing Reporting Compliance
Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of §227.202.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jesse Solomon

(Signature)

Jesse Solomon

(Name)

CEO, Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jesse Solomon

(Signature)

Jesse Solomon

(Name)

Director

(Title)

April 30, 2019

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

Emmer & Co, LLC
Balance Sheets
December 31, 2018 and December 31, 2017
(unaudited)

ASSETS

	December 31, 2018	December 31, 2017
Current Assets		
Cash	$ 431,693	$ 38,185
Accounts receivable	4,866	46,971
Prepaid payroll	-	8,714
Total current assets	436,559	93,870
Equipment, net	341,366	-
Total Assets	$ 777,925	$ 93,870

LIABILITIES AND MEMBERS' EQUITY

	December 31, 2018	December 31, 2017
Current Liabilities		
Accounts payable	$ 26,727	$ 108,832
Credit cards	12,808	62,112
AmEx working capital terms loan	-	64,689
Note payable - short term	2,811	-
Loan from shareholders	-	50,411
Total current liabilities	42,346	286,044
Long Term Liabilities		
Currency capital line	-	27,553
Note payble - long term	57,653	-
Convertible notes	1,010,306	-
Total Long Term Liabilities	1,067,959	27,553
Total Liabilities	1,110,305	313,597
Commitments & Contingencies	-	-
Members' Equity		
Contributed capital	694,146	694,146
Accumulated deficit	(1,026,526)	(913,873)
Total Members' Equity	(332,380)	(219,727)
Total Liabilities & Members' Equity	$ 777,925	$ 93,870

Emmer & Co, LLC
Statements of Operations
Years Ended December 31, 2018 and 2017
(unaudited)

		Year ended December 31,		
		2018		2017
Revenue	$	163,413	$	355,011
Cost of goods sold		90,337		577,793
Gross income		73,076		(222,782)
Expenses:				
Advertising and promotional		3,781		44,668
Depreciation expense		14,992		-
Consultants and contractors		3,750		33,371
General and administration expense		48,035		10,604
Insurance		2,893		13,264
Rent		1,500		9,113
Salaries		74,449		148,494
Software and web expenses		1,336		1,804
Taxes and licenses		10,382		15,730
Travel		2,194		11,090
Total operating expenses		163,312		288,138
Net loss from operations		(90,236)		(510,920)
Other income (expense)				
Interest expense		(24,786)		(4,414)
Interest income		2,369		
Insurance claim income		-		25,000
Net Loss	$	(112,653)	$	(490,334)

Emmer & Co, LLC
Statement of Members' Equity
For the Period from December 31, 2016 to December 31, 2018
(unaudited)

	Contributed Capital	Accumulated Deficit	Total Members' Equity
Balance - December 31, 2016	$ 694,146	$ (423,539)	$ 270,607
Contributions/(Distributions)	-	-	-
Net Loss	-	(490,334)	(490,334)
Balance - December 31, 2017	694,146	(913,873)	(219,727)
Contributions/(Distributions)	-	-	-
Net Loss	-	(112,653)	(112,653)
Balance - December 31, 2018	$ 694,146	$ (1,026,526)	$ (332,380)

Emmer & Co, LLC
Statements of Cash Flows
Years Ended December 31, 2018 and 2017
(unaudited)

| | Year ended December 31, | |
	2018	2017
Cash flows from operating activities:		
Net loss	$ (112,653)	$ (490,334)
Depreciation expense	14,992	-
Change in assets and liabilities		
Accounts receivable	42,105	(20,762)
Accounts payable and accrued expenses	(82,105)	56,752
Credit card payable	(49,304)	44,321
Prepaid expenses	8,714	(8,714)
Net cash used by operating activities	(178,251)	(418,737)
Cash flows from investing activities:		
Purchase of PP&E	(356,358)	-
Net cash (used) provided by investing activities	(356,358)	-
Cash flows from financing activities:		
Proceeds from shareholder loan	-	50,411
Payments on shareholder loan	(50,411)	-
Proceeds from debt	-	92,242
Payments on debt	(92,242)	-
Proceeds from notes payable and convertible notes	1,070,770	-
Net cash provided by financing activities	928,117	142,653
Net increase (decrease) in cash	393,508	(276,084)
Cash at beginning of period	38,185	314,269
Cash at end of period	$ 431,693	$ 38,185
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ 22,657	$ 4,003

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature and Continuance of Operations

Emmer & Co, LLC, a Delaware Limited Liability Company ("the Company"), was formed in 2015 and has been developing operations since inception. The Company is headquartered in Fairfield, California.

Emmer & Co, LLC is a wholesale distributor to meat distributors who sell to the following end channels: food service/corporate dining, restaurants, and retailers.

The Company's year-end is December 31.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $3,781 and $44,668 in advertising costs.

Risks and Uncertainties

As of December 31, 2018, the Company was still a development stage company. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognition

The Company recognizes revenue from purchases of its product when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee for the arrangement is fixed or determinable; and (4) collectability is reasonably assured. In general, revenue is recognized when the products are sold, net of any applicable discounts. For the two years ended December 31, 2018 and 2017, there was $163,413 and $355,011 of revenue, respectively.

Accounts Receivable

The Company may, from time to time, extend credit to its customers and trade receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. There was no allowance for doubtful accounts at either December 31, 2018 or 2017. The Company had bad debt expense of $0 and $3,627 as of December 31, 2018 and 2017, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, as applicable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2018, and 2017, the Company had $431,693 and $38,185 in cash.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 titled "Revenue from Contracts with Customers." Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either a retrospective of cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities. The Company is currently evaluating the effect that the updated standard will have on these financial statements and related disclosures.

There have also been a number of issued ASUs to amend authoritative guidance, including the above, that either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements.

NOTE 2 – MEMBERS' EQUITY

In 2016, the members contributed $584,980 additional capital to the Company. There were no such contributions, nor were there any distributions, during the two years ended December 31, 2018 and 2017.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $1,026,526 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its chicken wholesale business.

There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the year ended 2017, the Company had a loan from Jesse Solomon that had a 15% interest rate and a maturity date of one year. This loan was strictly to provide operating funds to the Company. As of December 31, 2017, the Company had $50,411 in the loan from shareholders, which includes any accrued interest. This loan was subsequently paid back in July of 2018 and had a zero balance outstanding as of December 31, 2018.

NOTE 5 – PROPERTY & EQUIPMENT

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors.

The following is a summary of property and equipment, at cost less accumulated depreciation, at December 31:

Equipment	2018	2017
Mobile Coop	$ 189,462	$ -
Mobile Coop Equipment	130,615	-
Office Trailer	28,402	-
Farm vehicle	7,879	-
	356,358	-
Less: accumulated depreciation	(14,992)	-
Net Equipment	$ 341,366	$ -

Depreciation of property and equipment amounted to $14,992 for 2018 and $0 for 2017.

NOTE 6 – CROWD CONVERTIBLE NOTE

The Company entered into a Crowd Note at 5% interest. There were various investors in July through August for a total principal of $1,010,305. The unpaid principal balance of the crowd note carries simple, non-compounding interest.

Upon the occurrence of a Qualified Equity Financing, the Crowd Note shall convert automatically. Qualified Equity Financing is defined by the first sale (or series of related sales) by the Company of its Preferred Unit following the date of issuance from which the Company receives gross proceeds of not less than $1,000,000, or the first sale by the Company of Common Unit in an initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, whichever is sooner.

NOTE 7 – NOTES PAYABLE

In January of 2018, the Company entered into a promissory note with Currency Capital for $15,000. There was a one-time origination fee in the amount of 3.99% of the total loan amount or $599 due upon the day of the release of funds. Also, a one-time documentation fee in the amount of $300 was due upon the day of the release of funds. Payment in the amount of $625 was due on February 2018, March 2018, and April 2018. Interest then accrued on the balance of the loan from and after April 8, 2018 at the rate of 24.99%. Payments of $778 were due on the 8th of each month starting on April 8, 2018 until the loan matures on April 8, 2019. As of December 31, 2018, the balance for this note was $0.

In March 2018, the Company entered into a business loan with Intuit Financing for $25,000. The loan terms was for 26 weeks at an interest rate of 12%. The payments were $991.70 per week. As of December 31, 2018, the balance for this note was $0.

In March 2018, The Company entered into a business loan with Kabbage for $49,300. The loan was for 12 months and the interest rate was 26.88%. The monthly payment for the first six months was $4,848 and the last six months was $4,601. As of December 31, 2018, the balance for this note was $0.

During the period of August through December of 2018, the Company entered into various financing agreements for the purchase of the equipment discussed in Note 5. The balance of these financing agreements was $57,653 as of December 31, 2018.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated events from December 31, 2018 through March 23, 2019, the date these financial statements were available to be issued, and has determined that the following are subsequent events.

In February of 2019, the Company entered into a sub-lease of agricultural land located in Solano County California for about 25 acres. They had the right to use the property beginning in December of 2018 and ending November 20, 2022. The lease can be renewed for an additional 5-year term. They agreed to make certain improvements of $70,500 for a fence including gates, concrete pad, and irrigation/water system.

The Company has entered into an additional $500,000 crowd convertible note with the same terms as the crowd convertible note discussed in Note 6. This financing has not yet fully closed as of the issuance date of these financial statements.



I, Jesse Solomon, certify that the financial statements of Emmer & Co LLC included in this Form are true and complete in all material respects.



CEO